UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-176018-04

JOHN DEERE OWNER TRUST 2013-B

(Exact name of issuing entity as specified in its charter)

JOHN DEERE RECEIVABLES, INC.

(Exact name of registrant as specified in its charter)

c/o John Deere Capital Corporation

Suite 100

10587 Double R Boulevard

Reno, Nevada 89521

(775)  786-5527

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Deere Owner Trust 2013

Class	A-1	0.25000%	Asset Backed Notes
Class	A-2	0.55%	Asset Backed Notes
Class	A-3	0.87%	Asset Backed Notes
Class	A-4	1.39%	Asset Backed Notes

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of John Deere Receivables, Inc. and John Deere Owner Trust 2013-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JOHN DEERE OWNER TRUST 2013-B

JOHN DEERE RECEIVABLES, INC.

		By:	John Deere Capital Corporation,
as Servicer

Date:	January 20, 2017	By:	/s/ Todd E. Davies
Todd E. Davies, Secretary